

Purely Prepared Brands, Inc., (PPB) is on a mission to become the leader in prepackaged, natural wood-smoked proteins and cuisine. For an investment of as little as $500, you can become a stakeholder and help us put delicious, natural prepared food of Purely Smoked® into grocery stores and onto tables across the nation. We invite you to join us!

OPPORTUNITY

Globally, the combined food service and retail food market was $2.12 trillion in 2021 and is projected to reach $3.4 trillion by 2030, with meat and seafood being the highest contributors and the US having more than one-third of global sales.[1]

PPB believes that most prepared food is highly processed, with marginally enjoyable taste and often unhealthy levels of sodium, sugar, and unwanted additives.

"U.S. packaged food market valued at USD 1.03 trillion in 2021; 4.8% annual growth expected. The hectic schedules of consumers and the rising preference for convenience have been driving the packaged foods market over the years." [2]



At the same time, the busy pace of life has consumers turning increasingly to prepared and prepackaged foods[2]. Ease, convenience, variety, and consistency are in demand and we believe that financial opportunities await those companies that understand and adapt to evolving consumer food-buying trends.

PPB is positioned to provide products that respond to these consumer trends!

1 https://www.ers.usda.gov/topics/food-markets-prices/food-service-industry/market-segments/
2 https://www.grandviewresearch.com/industry-analysis/us-packaged-food-market

REASONS TO INVEST

MAJOR MARKET POTENTIAL – prepared foods is a one trillion-dollar US market[1] with strong growth expected, while fast-casual food service grows at double-digit rates[2]

UNIQUE PRODUCT – we believe our smoke-baking of wholesome proteins without chemicals or additives is unique and will appeal to consumer demand for flavor, convenience, and nutrition

COMPETITIVE ADVANTAGE – we believe our proprietary oven technology is unlike anything currently in use producing foods without chemical additives

COMMITMENT TO QUALITY – we are committed to using quality proteins and ingredients with only natural seasonings

IN-DEMAND FLAVOR PROFILE – we believe smoked- and barbeque-flavored products are desired by the public considering the range of foods, such as chips, condiments and barbeque restaurants, that cater to those tastes today

SMART GROWTH STRATEGIES – we believe that our supplier-partner strategies will help us to efficiently produce products for distribution

PASSIONATE, EXPERIENCED TEAM – our team demonstrates extensive knowledge of food preparation, foodservice and marketing, and is committed to the success of Purely Smoked®



GREAT FOOD.
SMART INNOVATIONS.
BIG OPPORTUNITIES.

1 https://www.grandviewresearch.com/industry-analysis/us-packaged-food-market
2 According to the market outlook report, the Fast Casual Restaurants Market share will witness a YOY growth of 11.39% in 2022 at a CAGR of 12.41% during the forecast period.https://www.prnewswire.com/news-releases/fast-casual-restaurants-market-size-to-grow-by-usd-186-27-bn--44-of-the-growth-to-originate-from-north-america-technavio-301534486.html.
   Past performance is not indicative of future performance.



OVERVIEW

PPB has a variety of prepared, frozen foods that feature natural smoked meats and fish, both as entrees and as complete single-serve meals to satisfy the growing fast-casual market.

PPB will use commercial-grade ovens to smoke-bake the proteins with real wood. The ovens, designed by our founder, eliminate ash contamination from the burning wood and eliminate the need for additives. And result in what we think will be some of the best smoked food products on the market.


YOU'RE GONNA LOVE IT!
Purely Smoked
NO Sodium/Sugar Brining or Curing
NO Preservatives or Nitrates
Enjoy the deliciously smoky taste of pure Smoke-Baked™ cuisine!
SMOKED SALMON
MAC & CHEESE


QUICK ORDERING STATION

Production and retail distribution will rely on supplier-partner relationships. The food will be smoked, packaged, frozen and shipped all from within these partner sites.

Direct-to-consumer food service operations will be deployed in high traffic areas as brand awareness grows.

The **PPB** founders and management team have substantial experience in the food service industry including chain ownership and franchise operations, commercial food processing and culinary development of value-added food products.

Your investment in **PPB** will be used to establish production, secure distribution channels and prepare for the launch of the **Purely Smoked®** Compact Kitchens.

THE PROBLEM

It is our experience that one popular method of commercial smoking produces a very dry heat. This method smolders hickory dust or pellets and the resulting lack of moisture in the smoke can dry foods out.

A second technique relies on atomizing liquified smoke additives to essentially coat the meat in the flavoring. As noted in the graphic, the US 21 CFR states that such a process cannot claim to have a true smoke flavor.

```
[Code of Federal Regulations]
[21CFR101.22]

(H)(6) No representation may
be made that a food flavored
with artificial smoke flavor
has been smoked or has a
true smoked flavor…
```

Fans of barbequed foods love that smokey flavor, but food trends show that more consumers want foods[1] free from unnecessary chemicals or overly processed products. And who has time to smoke a brisket or salmon anyway?

1 International Food Information Council. 2022 Food and Health Survey. 18 May 2022. https://foodinsight.org/2022-food-and-health-survey/





SOLUTION / STRATEGY

**How do you make authentic
smoked barbeque flavor?**
By cooking with real wood! Hickory, apple and alder
wood, and following classic methods for cooking with
fire and smoke.





**How do you produce enough
product to launch a line for retail sale?**
By designing your own commercial-scale ovens
that use the same natural wood smoke – and
nothing else! Ovens that can slow smoke
proteins like beef, fish and poultry, all completely
free of ash from the burning wood.

**How do you make it convenient
for everyone to enjoy?**
By offering a full line of prepackaged entrees
and complete meals, frozen and easy to enjoy.
And distribution strategies that get the product
where people want it.





IT ALL STARTS WITH GREAT FOOD

… food that is free from unwanted chemicals and additives. Crave-worthy, artisanal quality.

We believe that Purely Smoked® perfection of the large-scale smoking of foods has led to mastering many food options. A simple slab of ribs or smoked chicken breast, delicious salmon filets, brisket and smoked pulled pork.

Then there are the unique creations that use the smoked meats – like Salmon Mac & Cheese, flatbread pizzas, quesadillas, risotto, and alfredo dishes and more.











Purely Smoked
NO Sodium/Sugar Brining or Curing
NO Preservatives or Nitrates
Enjoy the deliciously smoky taste of pure Smoke-Baked™ cuisine!
SMOKED PORK LOIN
FETTUCCINE ALFREDO
SMOKED CHICKEN
CARAMELIZED ONION RISOTTO

Purely Smoked
SMOKED SALMON
MAC & CHEESE
SMOKED SALMON
CENTER CUT FILLET
NO BRINING.
NO CURING.
NO ADDITIVES.

PPB's proprietary oven design burns freshly cut aromatic hardwood which produces a pure, moist smoke-heat. The ovens are constantly tended by trained operators who ensure optimal moisture and temperatures are maintained. That creates the tantalizing smoky flavor of **Purely Smoked**®.

And as promised, no added sugars, no preservatives or any other chemicals, other than all-natural flavorings. No brining, no curing. Read the label on any of the **Purely Smoked**® products and you'll see the difference even before you taste the difference!

The promise of the **Purely Smoked**® menu of fast-casual dining choices is enjoyable, flavorful food.

















FOUR-PRONGED DISTRIBUTION STRATEGY

PPB HAS DEVELOPED PRODUCTION AND
DISTRIBUTION PLANS FOR **PURELY SMOKED**®
AROUND FOUR OBJECTIVES:

1. Partner for production and distribution to achieve scale, revenue generation and name recognition in retail channels.

2. Vertically integrate and centralize production to support direct-to-consumer sales and ensure product quality without requiring retail sites to handle and prepare raw proteins.

3. Leverage preparation efficiencies and real-time marketing technologies in high-traffic areas to capture quick-serve food service market share. Cashless, contact-less, automation.

4. Support entrepreneurship through a franchise-style opportunity for others to benefit from the **Purely Smoked**® brand.

In response to these objectives, **PPB** has developed two primary distribution channels to drive growth:

1. Retail distribution via strategic partner integrations

2. Food service sales via unique compact serving kitchens in high-traffic locations



HIGHLY EFFICIENT RETAIL SALES GROWTH STRATEGY

BUILDING RETAIL SALES AND BRAND RECOGNITION BY
INTEGRATING PRODUCTION WITH SUPPLIER-PARTNERS

PPB will install the **Purely Smoked**® large-scale production ovens inside the processing facilities of our raw seafood and meat suppliers. Working with the smoked meats produced on site, these partners **prepare, package, freeze and ship** the finished products, providing **PPB** with the efficiencies and control of integrated production. Products can be shipped under the **Purely Smoked**® label or **co-branded with the partner,** depending on the opportunities.

INTEGRATED PRODUCTION

- **RAW PRODUCT SUPPLY**
- **SMOKE-BAKE™**
- **PROCESS**
- **PACKAGE**
- **FREEZE**
- **SHIP THROUGH SALES CHANNELS**



SUPPLIER PARTNERS

STRATEGIC PARTNERSHIPS FOR SCALE, EFFICIENCY & GROWTH.

Most importantly, the supplier-partners **have existing distribution channels** into grocery retailers across the US. By equipping these partners with the **Purely Smoked**® product line, **PPB** benefits from these **significant opportunities**, while partners benefit by adding the unique **Purely Smoked**® products to their portfolio.

PPB sees the integrated supplier-partner strategy as the best way to quickly generate revenue and drive product awareness in the marketplace. **A win-win approach.**

DYNAMIC FOOD SERVICE SALES GROWTH

GOING DIRECT TO CONSUMERS WITH **PURELY SMOKED**®
COMPACT KITCHENS IN HIGH-TRAFFIC AREAS

Designed by Eddie, these compact and modular serving kitchens are as small as 150 square feet – small enough to be placed inside big box retailers, grocery stores, convenience stores or larger models outside at shopping centers, college campuses and in urban areas – wherever there is substantial foot traffic. These are ventless, no-cook serving kitchens making them suitable for many types of locations.







TOUCH-SCREEN & MOBILE ORDERING
CASHLESS PAY, CONTACTLESS PICK-UP
QUICK ORDERING STATION

VENTLESS, NO-COOK EFFICIENCY
SELF-CONTAINED OPERATION
RESTAURANT-GRADE, HIGH-SPEED RETHERMALIZING OVENS

Each kitchen will stock the pre-packaged, frozen **Purely Smoked**® meals and entrees. Customers order from touch-screen menus (or their phone), pay and pick up from built-in food lockers – all without face-to-face interaction. The kitchen is easily manned by two to four operators who provide either the frozen product for take home or a freshly prepared meal for enjoying on the spot.

More than simple heat ‘n serve kiosks, these serving kitchens utilize **restaurant-grade, high-speed rethermalizing ovens** for immediate enjoyment.

Offering delicious food products and fast service, these compact serving sites will create **direct-to-consumer distribution**, building on the **Purely Smoked®** name recognition established through the supplier-partner retail sales.





VIEWING WINDOW TO WATCH PREPARATION
HYGIENIC FOOD LOCKERS
REGIONAL MENUS
2-4 OPERATORS

EMPOWERING ENTREPRENEURSHIP

SUPPORTING ENTREPRENEURSHIP & POWERING THE COMPACT KITCHENS WITH FRANSHIP™

While the **Compact Serving Kitchens** make the most of automation and high-tech marketing, reliable operators are still a crucial part of serving freshly prepared products.

To that end, the **Purely Smoked®** **FRANSHIP™** model will appeal to individuals with a food service background, who want to escape the headaches of traditional and quick-serve operations. The simplicity of the compact kitchens means the **FRANSHIP™** operators can focus on serving great food.





A single oven mass-produces smoked food for multiple brand locations.

As the **Purely Smoked®** brand is established through the retail distribution programs, negotiating placement of these serving kitchens in high-visibility locations will create dynamic opportunities for **Purely Smoked® FRANSHIP™** operators.



MANAGEMENT TEAM

EDDIE FEINTECH
Chairman/CEO, Founder, Inventor



After several years in the family grocery business, Eddie's love of barbeque led him to develop and grow a small chain of barbeque restaurants in the Midwest. That journey began with a focused search for perfect barbeque smoking techniques, as Eddie visited barbeque joints all through the South, learning regional secrets and methods. He then spent over a year experimenting with different woods – hickory, alder, apple – even converting his living room fireplace into a wood-burning oven! That's passion!

Once Eddie perfected the process on a small scale – real wood-smoke cooking without ash contamination – he launched his first restaurant. As his restaurants became the destination for barbeque, customers began asking if they could buy his food for quick meals during the week (decades before today's take-out trend!).

At that point, Eddie's vision expanded into preparing the food on a large scale, centralizing production and packaging complete meals for retail sales – all while ensuring quality and consistency. Those dreams lead to the development of two unique designs – the commercial-scale smoking ovens with live firebox, and the Compact Kitchens.

Now, with over 30 years of experience and success in commercial food preparation and processing, Eddie's dream of the Purely Smoked® line of naturally smoked foods is ready to come to fulfillment. Eddie will oversee key operating functions relative to support for food production, branded distribution, and PPB's Franship™ food service operations, all while he continues to share his passion for great barbeque.

The PPB team is experienced, knowledgeable and committed to the success of Purely Smoked®.





DENNIS HARRISON, Ph.D., President/CTO: senior executive experience in guiding IT development and implementation for large multinational companies with over 50 million transactions per month. As CTO, will manage the technology budget and make investments for technological needs; design and manage the cloud technology for real-time data access to all modular kitchens and their respective sales and inventory tracking, as well as the access for the data from website ordering, app ordering, and corporate accounting.

DONALD KRUEGER, CPA & Atty., Executive VP/CFO: extensive professional career in executive-level public accounting and auditing, enhanced by legal expertise relative to both private business and public company management as general counsel. Will create auditable accounting and reporting systems that integrate with IT data information and direct corporate finance with operational and transparent accountability.





DALE BAILEY, CCO of PPB & Group President/Purely Smoked® Foods: accomplished culinary executive with over 40 years throughout the food service industry including executive chef positions in restaurants, hotels, airline catering, food manufacturing, distribution, and sales. Most recently, he was a group president in a $70 million national gourmet foods company. Expert qualifications in recipe R&D, food production, HACCP management, team building, food service, and retail sales, along with an extensive network of industry contacts to support critical supply chain dynamics as well as co-brand sales.

SHERIF TADROS, Group President/Purely Smoked® Franship™ Kitchens: successful visionary executive and entrepreneur with over 25 years of domestic and international food service experience in both start-up and growth management operations that also include franchising expertise. Results-oriented leader, with proven success in franchised, multi-unit brand management relating to operating execution, strategic planning, and team building. Most recently developed and expanded a franchise brand to over 30 franchises before selling.



SUMMARY

A note from Eddie…

It has been my dream for many years to take what I learned from my restaurant days and make the foods available across the country. I took such pleasure in watching people of all ages enjoy my smoked ribs or smoked salmon and when they started asking for extra to take home, that's when I knew I had something great!

It's no joke that I turned my living room fireplace into an oven for smoking foods those years ago. When I finally figured out how to capture the smoke and heat without any ash contamination, and without any tricks or additives, that was the game-changer.

Today, we have honed our recipes, we have built our large-scale smoking ovens and we are developing relationships with the right supplier-partners. As we grow our brand awareness through retail sales, I can't wait to start opening our Compact Kitchens locations and giving people the same great food on the spot, in the midst of their busy days.

I don't know about you. but I eat for more than just survival. I love food! I love real, wholesome, delicious food and it will be my joy to make Purely Smoked® a national brand.

As we like to say, "People gotta eat – and we've got something great for them." I just know you're gonna love it! My sincere appreciation if you choose to invest in this venture with us. Having not only your investment but your partnership in promoting the brand should be rewarding for us all.

My best to you,

Eddie


YOU'RE GONNA LOVE IT!

Purely Smoked®

GREAT FOOD.
SMART INNOVATIONS.
BIG OPPORTUNITIES.